UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 18, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Extraordinary General Meetings Statement
-- XTL Also Announces Board and Management Changes

Rehovot, Israel, March 18, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced the results of its Extraordinary General Meetings (“EGMs”) held earlier today.

All of the resolutions at the EGMs were passed. The current board of directors consists of Mark Allouche, Dafna Cohen, Yaron Diament, David Grossman, Boaz Shweiger and Amit Yonay. Amit Yonay was also appointed Chairman.  Dafna Cohen and Yaron Diament were appointed as External Directors of the Company until March 18, 2012.  Following the EGMs, XTL’s Audit Committee consists of Dafna Cohen, Yaron Diament and Boaz Shweiger.

Following the first Extraordinary General Meeting, and as was previously disclosed, the Company’s former Board members resigned from XTL's Board of Directors. In addition, Ron Bentsur, the Company's co-Chief Executive Officer, will be leaving the Company imminently and Bill Kessler, the Company's principal finance and accounting officer, will be leaving the Company in May 2009.  In addition, David Grossman will assume the role of Chief Executive Officer and a search for Bill Kessler's replacement has begun.

With the approval of the shareholders, the Company will take the necessary steps to implement and affect the reverse split, increase in registered share capital and the ratio change of the Company's ADRs.

David Grossman, the Company’s CEO, commented, “On behalf of XTL’s new management and Board, we are very excited to have received this vote of confidence from XTL’s shareholders. We believe that our strategy of acquiring attractive drug candidates and potentially taking them to the next level can create significant value for our shareholders.”

Contact:
Ron Bentsur, Co-Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

David Grossman, Co-Chief Executive Officer
Tel: +972 8 930 4411

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future business prospects, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to maintain our Nasdaq Stock Market listing and our ability to continue to fund our operations; our ability to successfully acquire drug candidates and complete clinical trials for such candidates; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 18, 2009	By:	/s/ David Grossman
David Grossman
Co-Chief Executive Officer